07024912

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Lalxuthai, Ph.D.
First Senior Vice President

SEC MAIL RECEIVED PROCESSING SECTION
JUN 21 2007
WASH. D.C. 161

12g3-2(b) File No.82-4922

Ref No. CN.377/2007

June 20, 2007

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

PROCESSED
JUL 09 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

June 20, 07

Summary Statement of Assets and Liabilities 1/

As at 31 May 2007

สนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	23,562,323,552.66	Deposits	788,461,513,793.74
Interbank and money market items	105,309,898,541.61	Interbank and money market items	15,463,019,574.72
Securities purchased under resale agreements	10,000,000,000.00	Liabilities payable on demand	10,541,280,184.63
Investments in securities, net	108,365,677,380.36	Securities sold under repurchase agreements	
(with obligations 6,841,452,933.29 Baht)		Borrowings	31,316,740,308.85
Credit advances (net of allowance for doubtful accounts)	659,806,140,737.25	Bank's liabilities under acceptances	1,491,318,965.57
Accrued interest receivables	1,623,645,577.30	Other liabilities	27,396,635,117.90
Properties foreclosed	11,204,789,419.15	Total liabilities	874,660,487,945.51
Customers' liabilities under acceptances	1,491,318,965.57		
Premises and equipment, net	22,511,778,030.80	Shareholders' equity	
Other assets	26,209,032,066.09	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,876,124,610.00
		Reserves and net profit after appropriation	51,804,484,562.30
		Other reserves and profit and loss account	18,743,707,152.18
		Total shareholders' equity	94,424,316,344.48
Total Assets	969,084,804,289.79	Total Liabilities and Shareholders' Equity	969,084,804,289.79
Customers' liabilities under unmatured bills	6,261,348,618.65	Bank's liabilities under unmatured bills	6,261,348,618.65
Total	975,346,152,908.44	Total	975,346,152,908.44

	Baht
Non-Performing Loans 2/(net) as at 31 March 2007 (Quarterly)	21,097,026,027.60
(3.31% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 March 2006 (Quarterly)	23,846,638,215.62
Actual allowace for doubtful accounts	20,011,163,715.62
Loans to related parties	21,034,638,596.42
Loans to related asset management companies	5,875,000,000.00
Loans to related parties due to debt restructuring	1,061,431,109.13
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	105,145,654,164.82
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	867,346,810.70
Letters of credit	19,481,413,463.76

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 March 2007 (Quarterly) 41,361,417,769.54

(5.05% of total loans before allowance for doubtful accounts)

END